LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

christopher t. hines *****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.*******

HARRIS TULCHIN, ESQ. ********

WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

***licensed in CA, DC, MO and NY

****licensed in Missouri

*****licensed in CA and DC

******licensed in NY and NJ

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

March 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Rohn

Re:	SideChannel, Inc.
Form 10-K for Fiscal Year Ended September 30, 2024
Filed December 13, 2024
File No. 000-28745

Dear Mr. Rohn:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated February 27, 2025 (the “Comment Letter”) to Ryan Polk, Chief Financial Officer of SideChannel, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, as filed with the Commission on December 13, 2024 (the “Form 10-K”). We have electronically filed herewith, on behalf of the Company, Amendment No. 1 (“Amendment No. 1”) to the Form 10-K. Amendment No. 1 is marked to show changes to Item 9A, as contained in the Form 10-K.

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936

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Set forth below is the Company’s response to the Staff’s comment contained in the Comment Letter. For ease of reference, the Staff’s comment is reproduced below in italics and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2024

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 62

1.	We note your statement that, “management was unable, without incurring unreasonable effort or expense to fully assess our internal control over financial reporting as of September 30, 2024.” We further note that you cite the design of internal control over financial reporting for your company post-business combination has required and will continue to require significant time and resources from management and other personnel. However, in Note 1 on page 44, it appears that this business combination was completed in July 2022. In addition, please note that your officers have certified that they have provided disclosure to your auditors and audit committee based on your most recent evaluation of internal control over financial reporting. A Management’s Annual Report on Internal Control over Financial Reporting is required to be filed pursuant to Item 308 of Regulation S-K. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure under Item 9A in Amendment No. 1 as follows (insertions are underlined and deletions are in strikethrough):

ITEM 9A. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our principal executive officer to allow timely decisions regarding required disclosure. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, the Company recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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March 13, 2025

Evaluation of Disclosure Controls and Procedures

As of September 30, 2024, our management, with the participation of our CEO~~Chief Executive Officer~~ and CFO~~Chief Financial Officer~~, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our CEO and CFO have concluded, based upon the evaluation described above, that, as of September 30, 2024, our disclosure controls and procedures were not effective at the reasonable assurance level because of the material weaknesses discussed below.

Notwithstanding the material ~~weakness~~weaknesses in internal control over financial reporting described below, our management has concluded that our consolidated financial statements included in this Form 10-K are fairly stated in all material respects in accordance with U.S. GAAP.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our audited financial statements for the year ended September 30, 2023, we identified material weaknesses in our internal ~~controls~~control over financial reporting, as of September 30, 2023. These material weaknesses had not been fully remediated as of September 30, 2024. The material weaknesses identified related to the fact that we did not design and maintain accounting policies, procedures and controls to ensure complete, accurate and timely financial reporting in accordance with U.S. GAAP. Specifically, the material weaknesses identified included the following:

●	Did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and classification of certain costs;
●	We had not developed and effectively communicated to our employees our accounting policies and procedures, which resulted in inconsistent practices. Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness;
●	We do not have sufficient, qualified finance and accounting staff with the appropriate U.S. GAAP technical accounting expertise to identify, evaluate and account for accounting and financial reporting, and effectively design and implement systems and processes that allow for the timely production of accurate financial information in accordance with internal financial reporting timelines. As a result, we did not design and maintain formal accounting policies, processes and controls related to complex transactions necessary for an effective financial reporting process; and
●	As a high-growth, smaller reporting company that became responsible for listed financial reporting, we have a limited staff and budget available to adequately test and monitor the effectiveness of certain internal controls.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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March 13, 2025

Remediation Plan

Our management is actively engaged and committed to taking the steps necessary to remediate the control deficiencies that constituted the material weaknesses. During fiscal year 2024, we ~~made the following enhancement to our control environment: We~~ continued documenting and enhancing accounting policies, procedures and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures including controls over the preparation and review of account reconciliations, journal entries and classification of certain costs~~; and~~.

Our remediation activities will continue during fiscal year 2025. In addition to the above actions, ~~we expect to engage in~~additional activities~~, including, but not limited to~~ may include:

●	Hiring additional qualified accounting staff to enable additional separation of duties;
●	Engaging external consultants to provide support and to assist us in our evaluation of more complex applications of U.S. GAAP, and to assist us with documenting and assessing our accounting policies and procedures until we have sufficient technical accounting resources; and
●	Implementing business process-level controls across all significant accounts and information technology general controls across all relevant systems. This includes providing training for control owners that will present expectations as it relates to the control design, execution and monitoring of such controls, including enhancements to the documentation to evidence the execution of the controls~~; and~~.

We continue to enhance corporate oversight over process-level controls and structures to ensure that there is appropriate assignment of authority, responsibility, and accountability to enable remediation of our material weaknesses. We believe that our remediation plan will be sufficient to remediate the identified material weaknesses and strengthen our controls. As we continue to evaluate, and work to improve our controls, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary.

While we have performed certain remediation activities to strengthen our controls to address the identified material weaknesses, control weaknesses are not considered remediated until new internal controls have been operational for a period of time, are tested, and management concludes that these controls are operating effectively. We will continue to monitor the effectiveness of our remediation measures in connection with our future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures, and we will make any changes to the design of our plan and take such other actions that we deem appropriate given the circumstances.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. ~~We are engaged in the process of design and implementation of our internal control over financial reporting in a manner commensurate with the scale of our operations subsequent to the Business Combination, including the enhancement of our internal and external technical accounting resources (as well as to address the material weaknesses discussed above). However, the design of internal control over financial reporting for our company post-business combination has required and will continue to require significant time and resources from management and other personnel. As a result, management was unable, without incurring unreasonable effort or expense to fully assess our internal control over financial reporting as of September 30, 2024.~~

The information set forth under “—Material Weaknesses” above is incorporated herein by reference.

Management, under the supervision of the Company’s CEO and CFO, conducted an evaluation, as of September 30, 2024, of the effectiveness of internal control over financial reporting based on the framework in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2024.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended September 30, 2024 covered by this Form 10-K that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than described herein. We are continuing to take steps to remediate the material weakness in our internal control over financial reporting, as discussed above.

Inherent Limitation on the Effectiveness of Internal Control

Readers are cautioned that internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the financial statement preparation and presentation.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC~~Securities and Exchange Commission~~ that permit the Company to provide only management’s report in this annual report.

We thank you in advance for your time and attention to this matter. Please do not hesitate to contact us should you have any questions or wish to discuss anything.

Sincerely,

/s/ Laura Anthony
Laura Anthony, Esq.
Anthony, Linder & Cacomanolis, PLLC

cc:	Stephen Krikorian/Securities and Exchange Commission
Brian Haugli/SideChannel, Inc.
Ryan Polk/SideChannel, Inc.
Hugh Regan/SideChannel, Inc.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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